

December 23, 2011

<u>Via E-mail</u>
Tian Jia
Chief Executive Officer
China Inc.
12520 A1 Westheimer #138
Houston, Texas 77077

> **Re: China Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 7, 2011**
> **File No. 333-169406**

Ms. Tian Jia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Your cover page continues to refer to a special account at Chase Bank. In your response letter, please describe for us the terms of the special account and how it differs from an escrow account. Please clearly address whether investor funds placed into this account will be subject to claims by creditors and whether investors risk losing their entire investment even if you do not reach the minimum amount of sales.

2. Please revise the cover page and summary to clarify that you intend to pay your chief executive officer over 60% of the proceeds of the minimum offering amount, as indicated in the use of proceeds section.

Prospectus Summary, page 2

3.   Please add summary disclosure highlighting the going concern language in your auditor's report. Also, clarify, if true, that you have generated no revenue since inception as indicated under the caption "Customer Profiles" on page 17.

4.   Please revise your summary to prominently disclose that you have not sold or developed any products, that you currently do not have a website, and that you are therefore unable to take online orders as indicated in your responses to prior comments 2 and 4. In this regard, revise for clarity the statements in your prospectus that imply that you have already sold or distributed products; for example, we note your disclosure on page one that the sale and distribution of solar panels "is" your main business, rather than your intended business.

5.   With a view towards disclosure, please tell us why you do not expect to sell any products prior to having an effective registration statement as indicated under the caption "Solar Water Heater" on page 3.

6.   Please revise the disclosure at the top of page 4 and the liquidity discussion on page 21 to clarify how the payment of $30,750 from the offering proceeds to your chief executive officer impacts your determination regarding your cash needs for the next 12 months.

Risk Factors, page 5

7.   We note that you deleted prior risk factor (14) regarding the ability to issue preferred stock. We also note that you deleted your discussion of preferred stock that was previously on page 12. Please advise why you believe this information is no longer material or restore the deleted information.

(4) We may not be able to recoup, page 5

8.   Please restore the information deleted from this risk factor in response to prior comment 5 or explain why the lack of acceptance of cadmium telluride in solar panels is no longer a material risk. Also, revise your summary and business sections, as appropriate.

(25) Any change in the material terms, page 8

9.   Please substantially expand this risk factor to explain the risk presented to investors from each of the disclosed potential changes to the offering. Discuss any potential liability to the company resulting from the contemplated changes.

Item 4: Use of Proceeds, page 9

10.   We note your response to prior comment 15. Please reconcile your statement in this section that offering proceeds will not be used for payment to executive officers with your disclosure that Ms. Tian Jia will receive $30,750 from the offering proceeds.

11.   Please tell us how the use of proceeds tables on page 9 and the net tangible book value calculations on page 10 reflect the $30,750 payment to your executive officer.

Item 6: Dilution, page 9

12.   Please tell us how you calculated the per share net tangible book value assuming the minimum number of shares in the offering are sold.

Item 8: Plan of Distribution, page 11

13.   We note your responses to prior comments 21 and 23. However, the first and fourth bullet-points on page 11 continue to contemplate extending the offering period and allowing sales to affiliates. Please reconcile. If you may not change the offering as indicated in your responses, please revise throughout your prospectus to make this clear. In this regard, please also tell us which exhibits reflect the restrictions on the ability of your management and affiliates to purchase shares in this offering, and explain to us the process for changing this restriction as contemplated in the fourth bullet-point on the cover page. Also, please revise to clarify that you may only offer your securities at a fixed price and may not change the offering price.

14.   Please revise to clarify that the list of potential changes to the offering is exhaustive as indicated in your response to prior comment 22.

Anti-Takeover, page 13

15.   Please tell us why you removed the disclosure from this section regarding the power of your board to determine its size.

Item 11. Information with Respect to the Registrant, page 14

16.   Please revise to include the information required by Item 11(i) of Form S-1 regarding changes in and disagreements with accountants. We note that you have changed accountants from Anton & Chia LLP to D. Brooks and Associates CPA's, P.A.

Description of Business, page 14

17.   We note your response to prior comment 26. Please revise your business section to more clearly describe the nature of your present operations. State prominently, if true, that you

have not sold any products and clarify whether any research has been conducted and, if so, how it has been funded.

18.   We note your response to prior comment 29 and we reissue the comment. Expand your disclosure to clarify the material terms of your material agreements, including, for example, your arrangements with respect to sourcing cadmium telluride and your research and development activities. In addition, please ensure that you have filed all material agreements.

19.   With a view towards disclosure, please provide us with detailed information regarding the "contacts" with investors disclosed in the final paragraph of the section entitled "Company Overview" on page 14 and in the last paragraph on page 19.

Our Business Strategies, page 15

20.   We reissue prior comment 30. Please revise how you describe your strategies to clarify, if true, that you have not yet commenced these activities. In this regard, we note your disclosure that you "create" your products and that you "are" taking advantage of low labor costs and high quality manufacturing processes in China. Please revise, here and elsewhere as appropriate, to clarify, if true, that you intend to implement these aspects of your business plan.

Our Products, page 16

21.   We reissue prior comment 31. Please provide us with objective support for your claims regarding the products identified, including your statements regarding their quality, pricing per watt, and warranties.

Vendors and Manufacturers, page 16

22.   Please tell us whether you have a written agreement with Ningbo Solar to store products on their premises. If so, please file the agreement. If your agreement with Ningbo is an informal accommodation subject to change, please revise accordingly.

Research and Development, page 17

23.   We reissue prior comment 35. Please provide the information required by Item 101(h)(4)(iii) of Regulation S-K.

Dependence on Government Subsidies, page 18

24.   Please add risk factor disclosure addressing your lack of qualification for government funding and how it will impact your ability to compete within the solar industry. With a view towards disclosure, tell us why you do not qualify.

Management's Discussion and Analysis, page 19

25.   Your revised disclosure in response to prior comment 37 is not clear. Therefore, we reissue the comment. Please make appropriate revisions.

Results of Operations, page 21

26.   Please revise to disclose the identity of the original equipment manufacturer mentioned here and discuss the material terms of your arrangement.

Directors, Executive Officers, page 22

27.   Please update us on the status of your website. In this regard, we note that the website at www.valorsolar.com continues to refer to "China Inc." and the sale of solar panels. Also, please address comment 17 from our letter dated October 13, 2010.

28.   We note your disclosure under "Business Experience" and in risk factor (26). Please confirm, if true, that Apple Solar Company and Valor Solar Company are the only solar related companies, other than China Inc., in which your chief executive officer has any ownership interest or other involvement.

Summary Compensation Table, page 23

29.   Please revise to disclose the nature of the "All Other Compensation" disclosed in the table.

Certain Relationships, page 24

30.   Please file the promissory note reflecting the current debt to your executive officer as an exhibit. In this regard, we note that exhibit 99.2 only refers to an obligation to pay $12,750.

Unaudited Financial Statements for the Quarter Ended September 30, 2011

General

31.   Please update the financial statements when required by Article 8-08 of Regulation S-X.

Statements of Cash Flows, page F-13

32.   It appears that the operating activities item "impairment of real estate held for development" is presented in the wrong column. Further, the statements do not appear to be mathematically accurate at the net cash used in operating activities subtotal. Please appropriately revise so that the statements are mathematically accurate.

Tian Jia
Chief Executive Officer
December 23, 2011
Page 6

<u>Exhibits</u>

33.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the next amendment.

<u>Exhibit 5</u>

34.   We note that you do not appear to have addressed prior comments 61 and 62. Therefore, we reissue the comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3638 or Gary Todd, the accounting reviewer, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director